GLAMIS GOLD LTD.

January 27, 2005

Dear Goldcorp Shareholder:

      Goldcorp shareholders have a critical decision to make. At the upcoming Goldcorp Special Meeting on February 10, 2005, you have to make the choice of whether combining Goldcorp with Glamis is a better deal for Goldcorp shareholders than combining Goldcorp with Wheaton River. We think the choice is clear. A Glamis/ Goldcorp combination is a better deal. We have previously sent you a Dissident Proxy Circular to solicit your vote at the Special Meeting against the Goldcorp/ Wheaton River combination. If you read our Dissident Proxy Circular and the enclosed supplement to that circular, we think you will agree that the Glamis/ Goldcorp combination is the clear choice. I am urging you to make the clear choice — vote AGAINST the Wheaton River transaction and preserve your ability to tender to the premium offer Glamis has made for your shares.

      Our Dissident Proxy Circular and the enclosed supplement provide a detailed explanation of why we believe the Glamis/ Goldcorp combination is superior. Simply put:

•	Goldcorp is focused on the past — it is future performance that drives value and the better future is with Glamis.

•	A pure gold company is a better investment. A Glamis/ Goldcorp combination is a pure gold play, a Goldcorp/ Wheaton River combination is not.

•	The Glamis offer will pay you a premium. In the Wheaton River transaction Goldcorp will pay a premium.

•	Glamis has higher quality mining assets and greater growth prospects than Wheaton River.

•	Glamis will deliver a superior, accomplished and committed management team that knows how to build and operate mines.

      I urge you to read the enclosed supplement to our Dissident Proxy Circular and welcome any of your questions.

Yours truly,

GLAMIS GOLD LTD.

(Signed) C. Kevin McArthur

President & Chief Executive Officer

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